SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐+65

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2017 1Q Business Report
2.	Exhibit 99.1 Woori Bank Review Report for 2017 1Q (Consolidated)
3.	Exhibit 99.2 Woori Bank Review Report for 2017 1Q (Separate)

Summary of 2017 First Quarter Business Report

2.	Employee Status	29

3.	Directors’ Compensation	30

VIII. RELATED PARTY TRANSACTIONS		30

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The Korea Deposit Insurance Corporation (the “KDIC”) announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea.

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Selected as 2016 Top Bank of Korea by British magazine “The Bankers”

December 27, 2016	Achievement of an overseas network comprising 250 branches

December 28, 2016	The number of users of WiBee platforms, WiBee Talk and WiBee Members, exceeds 3 million

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

January 16, 2017	Opened Gurgaon Branch, India

February 5, 2017	Opened office in Katowice, Poland, the first among Korean banks

February 5, 2017	Launched SORi, the first voice recognition AI banking service in Korea

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of March 31, 2017

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank	—	—

First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	18 companies
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank China Limited (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Bank Philippines (equity ownership 51%)
Woori Bank Vietnam (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)

Woori Private Equity Fund (equity ownership 2.94%)
Second Tier Subsidiaries	Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)	Woori Private Equity	4 companies
Woori Columbus Private Equity Fund No.1 (equity ownership 1.92%)
	TUTU Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of March 31, 2017	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of March 31, 2017	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

4.	Voting Rights

As of March 31, 2017	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	2,661,978	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	670,609,248	—
	Preferred Shares	—	—

Note 1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank – 3. Total Number of Authorized Shares.”

Note 2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank.

5.	Dividend Information

Items		2017 1Q	2016	2015
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		637,473	1,261,266	1,059,157
Earnings per share (Won)		874	1,567	1,301
Total cash dividends (Millions of Won)		—	269,308	336,636
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	21.35	31.8
Cash dividend yield (%)	Common Shares	—	3.01	5.50
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	400	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 figures include interim dividends

II.	Business Overview

1.	Results of Operations

As of March 31, 2017	(unit: 100 millions of Won)

Type	1Q 2017	1Q 2016	2016	2015
Operating income	8,797	5,563	15,742	13,516
Non-operating income	602	467	1,690	3,140
Non-operating expenses	1,113	376	1,898	2,136
Ordinary profits	8,286	5,654	15,534	14,519
Income from continuing operations before income tax	8,286	5,654	15,534	14,519
Income tax expense from continuing operations	1,859	1,189	2,759	3,766
Income from discontinued operations	—	—	—	—
Net income	6,427	4,465	12,775	10,754

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of March 31, 2017	(unit: millions of Won)

Type		1Q 2017	2016	2015
Deposits received in local currency	Demand deposits	7,939,880	9,491,680	9,728,839
	Money trusts	1,370,427	1,360,176	1,304,268
	Fixed deposits	185,765,974	183,723,369	175,598,522
	Mutual funds	36,373	37,128	40,888
	CDs	3,707,842	3,836,429	2,435,087
	Other deposits received	1,117,044	1,146,459	922,749
Deposits received in foreign currencies		22,482,465	21,453,097	19,129,214
Present value discount		(33,767)	(27,927)	(17,739)
Total		222,386,239	221,020,411	209,141,826

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of March 31, 2017	(unit: millions of Won)

Type	1Q 2017	2016	2015
Loans in local currency	193,372,731	191,309,481	185,154,851
Loans in foreign currencies	16,350,583	17,855,868	17,910,253
Guarantee payments	25,553	25,197	44,242
Total	209,748,867	209,190,547	203,109,346

*	Based on K- IFRS consolidated financial statements
*	Loans in foreign currencies includes domestic banker’s letter of credit (usance)

(b)	Loans by Purpose of Funds

As of March 31, 2017	(unit: millions of Won)

Type		1Q 2017	2016	2015
Corporate loans	Working capital loans	45,731,376	44,957,542	50,646,880
	Facilities loans	37,807,039	36,858,776	32,858,237
Household loans		55,445,568	54,939,608	51,606,328
Public and other loans	Working capital loans	1,563,882	1,764,781	2,585,869
	Facilities loans	1,755,838	1,748,878	1,741,230
Mortgage loans		50,816,400	50,807,744	44,812,233
Inter-bank loans		150,205	142,032	834,301
Other loans		102,423	90,120	69,771
Total		193,372,731	191,309,481	185,154,851

*	Balances of loans are those in local currency based on K- IFRS consolidated financial statements

(c)	Loan-to-deposit ratio

(unit: 100 millions of Won, %)

Type	1Q 2017	2016	2015
Loans in local currency	1,928,425	1,918,176	1,857,984
Deposits received in local currency (excluding CDs)	1,943,425	1,940,301	1,846,329
Ratio	97.84	97.39	98.83

*	Based on K- IFRS separate financial statements
*	Loan-to-deposit ratio = (Average monthly balance of loans in local currency – Average monthly balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of March 31, 2017	(unit: millions of Won)

Type	1Q 2017	2016	2015
Confirmed guarantees	7,257,989	8,270,187	9,069,247
Unconfirmed guarantees	4,716,226	5,101,701	6,631,055
Commercial paper purchase commitments and others	1,390,956	1,389,896	1,615,141
Total	13,365,171	14,761,784	17,315,443

*	Based on K- IFRS consolidated financial statements

d.	Securities Investment

As of March 31, 2017	(unit: millions of Won)

Type	1Q 2017	2016	2015
Securities at fair value through profit or loss	2,679,574	2,726,249	2,717,276
Available-for-sale financial assets	20,138,096	20,817,583	17,170,592
Held-to-maturity financial assets	14,296,526	13,910,251	13,621,640
Investments in associates	398,941	439,012	643,861
Total	37,513,137	37,893,095	34,153,369

*	Based on K- IFRS consolidated financial statements

e.	Trust Business

As of March 31, 2017	(unit: millions of Won)

Type	1Q 2017		2016		2015
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	28,826,459	34,032	26,019,180	73,814	23,980,475	49,973
Property trust	12,294,281	730	12,714,338	4,803	9,354,003	1,323
Total	41,120,740	34,762	38,733,518	78,617	33,334,478	51,296

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(unit: millions of Won, %)

Classification	Funding Source	1Q 2017			2016			2015
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	185,201,332	1.28	65.92	183,440,285	1.38	65.35	169,919,620	1.70	64.76
	Certificates of deposit	3,919,509	1.68	1.40	3,466,223	1.70	1.23	1,879,832	1.92	0.72
	Borrowings in local currency	6,256,758	1.34	2.23	6,709,080	1.45	2.39	6,689,135	1.77	2.55
	Call money in local currency	1,712,657	1.21	0.61	1,159,188	1.32	0.41	1,370,253	1.62	0.52
	Others	18,676,473	2.39	6.65	18,532,241	2.60	6.60	18,944,493	2.95	7.22
	Subtotal	215,766,728	1.38	76.80	213,307,017	1.50	75.98	198,803,334	1.82	75.77
Foreign currency funds	Deposits received in foreign currencies	14,483,138	0.49	5.16	14,838,684	0.47	5.29	11,568,322	0.44	4.41
	Borrowings in foreign currencies	7,263,575	1.21	2.59	8,595,575	0.86	3.06	9,245,073	0.53	3.52
	Call money in foreign currencies	1,320,492	1.12	0.47	1,401,294	0.70	0.50	1,199,484	0.53	0.46
	Debentures in foreign currencies	3,715,753	3.05	1.32	3,950,614	2.54	1.41	4,851,289	2.72	1.85
	Others	489,554	0.12	0.17	531,877	0.29	0.19	650,409	0.66	0.25
	Subtotal	27,272,512	1.06	9.71	29,318,044	0.87	10.44	27,514,577	0.88	10.49
Others	Total capital	20,185,862	—	7.18	19,617,484	—	6.99	18,501,137	—	7.05
	Provisions	366,436	—	0.13	412,553	—	0.15	640,666	—	0.24
	Others	17,354,038	—	6.18	18,070,427	—	6.44	16,907,843	—	6.44
	Subtotal	37,906,335	—	13.49	38,100,463	—	13.57	36,049,647	—	13.74
Total		280,945,576	1.16	100.00	280,725,524	1.23	100.00	262,367,557	1.47	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(unit: millions of Won, %)

Type	Funding Source	1Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	28,826,459	1.54	69.91	26,019,180	1.52	66.98	23,980,475	1.88	71.71
	Borrowings	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00
	Subtotal	28,826,459	1.54	69.91	26,019,180	1.52	66.98	23,980,475	1.88	71.71
Non-cost	Property trusts	12,294,281	—	29.82	12,714,338	—	32.73	9,354,003	—	27.97
	Special reserves	39,075	—	0.09	38,160	—	0.10	37,989	—	0.11
	Other	72,552	—	0.18	72,810	—	0.19	70,265	—	0.21
	Subtotal	12,405,908	—	30.09	12,825,308	—	33.02	9,462,257	—	28.29
Total		41,232,367	—	100.00	38,844,488	—	100.00	33,442,732	—	100.00

b.	Fund Management Performance

[Bank Accounts]

(unit: millions of Won, %)

Type	Managed Item	1Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Local currency funds	Deposits in local currency	3,790,223	1.27	1.35	3,171,599	1.34	1.13	2,580,842	1.72	0.98
	Marketable securities in local currency	34,894,072	2.06	12.42	33,880,119	2.58	12.07	32,994,958	2.79	12.58
	Loans in local currency	192,055,000	3.03	68.36	189,079,324	3.10	67.35	176,631,188	3.42	67.32
	Guarantee payments	29,203	1.71	0.01	51,254	0.89	0.02	64,533	1.89	0.02
	Call loans in local currency	1,602,640	1.34	0.57	3,581,382	1.41	1.28	2,083,053	1.64	0.79
	Private placed bonds	216,853	5.36	0.08	247,292	5.19	0.09	280,702	5.98	0.11
	Credit card receivables	74	—	0.00	24	—	0.00	—	—	—
	Other	4,455,139	1.97	1.59	4,580,215	2.04	1.63	4,313,781	2.61	1.64
	Bad debt expense in local currency (-)	(1,416,686)	—	(0.50)	(1,925,177)	—	(0.69)	(2,482,955)	—	(0.95)
	Subtotal	235,626,519	2.84	83.87	232,666,033	2.98	82.88	216,466,103	3.31	82.50
Foreign currency funds	Deposits in foreign currencies	3,605,970	0.63	1.28	3,761,286	0.43	1.34	2,872,735	0.28	1.09
	Marketable securities in foreign currencies	2,222,446	1.70	0.79	1,752,884	1.13	0.62	1,375,146	1.51	0.52
	Loans in foreign currencies	11,301,328	2.36	4.02	13,371,873	1.95	4.76	14,206,736	1.65	5.41
	Call loans in foreign currencies	3,086,854	1.07	1.10	2,940,858	0.85	1.05	2,040,819	0.59	0.78
	Bills bought	7,026,097	1.73	2.50	7,110,164	1.53	2.53	6,899,811	1.38	2.63
	Other	61,371	2.60	0.02	13,829	9.72	0.00	17,047	6.96	0.01
	Bad debt expense in foreign currencies (-)	(371,242)	—	(0.13)	(312,211)	—	(0.11)	(191,224)	—	(0.07)
	Subtotal	26,932,824	1.79	9.59	28,638,685	1.51	10.20	27,221,069	1.37	10.38
Other	Cash	1,217,144	—	0.43	1,169,566	—	0.42	1,116,715	—	0.43
	Property and equipment for business purposes	2,335,364	—	0.83	2,325,893	—	0.83	2,328,130	—	0.89
	Other	14,833,725	—	5.28	15,925,347	—	5.67	15,235,540	—	5.81
	Subtotal	18,386,233	—	6.54	19,420,807	—	6.92	18,680,385	—	7.12
Total		280,945,576	2.56	100.00	280,725,524	2.62	100.00	262,367,557	2.87	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: millions of Won, %)

Type	Managed Item	1Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	24,692	3.35	0.06	23,088	4.21	0.06	19,482	4.05	0.06
	Securities	6,541,300	2.25	15.86	4,701,052	1.93	12.10	3,470,064	(0.57)	10.38
	Other	23,135,203	1.45	56.11	22,237,766	1.63	57.25	21,231,787	2.00	63.49
	Reserves for bond ratings (-)	(28)	0.00	0.00	(36)	0.00	0.00	(68)	0.00	0.00
	Present value discount (-)	(119)	0.00	0.00	(215)	0.00	0.00	(414)	0.00	0.00
	Subtotal	29,701,048	1.62	72.03	26,961,655	1.68	69.41	24,720,851	1.64	73.92
Non-profit	Subtotal	11,531,319	—	29.97	11,882,833	—	30.59	8,721,881	—	26.08
Total		41,232,367	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: 100 millions of Won, %)

Type	1Q 2017	2016	2015
Equity capital (A)	224,524	229,005	210,514
Risk weighted assets (B)	1,489,596	1,497,281	1,540,709
Capital adequacy ratio (A/B)	15.07%	15.29%	13.66%

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	The 1Q 2017 figures change (equity capital to 223,140, risk weighted assets to 1,363,708, capital adequacy ratio to 16.36%) when excluding the five subsidiaries that were newly included after the merger with Woori Finance Holdings.

Liquidity Ratios

(unit: %)

Type	1Q 2017	2016	2015
Liquidity coverage ratio (LCR)	112.57	109.61	106.67
Foreign currency liquidity coverage ratio(LCR) **	79.32	—	—
Ratio of business purpose premises and equipment	13.64	13.49	14.37

*	Based on K-IFRS separate financial statements
**	Foreign currency liquidity coverage ratio : Introduced and started in year 2017. From 2017 banks are required to comply with the foreign currency LCR rule. Commercial banks will be set at 60% in 2017, increase gradually to 70% in 2018 and 80% in 2019)

b.	Asset Quality

(unit: 100 millions of Won)

Type		1Q 2017	2016	2015
Total loans	Total	2,157,592	2,166,122	2,108,424
	Corporate	1,123,316	1,140,252	1,185,857
	Household	1,034,276	1,025,870	922,567
Sub-standard and below loans Sub-standard and below loan ratio	Total	18,239	21,121	31,009
		0.85%	0.98%	1.47%
	Corporate	15,560	18,237	27,701
		1.39%	1.60%	2.34%
	Household	2,679	2,884	3,308
		0.26%	0.28%	0.36%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.45%	0.46%	0.82%
		(0.49%)	(0.52%)	(0.93%)
	Based on corporate loans (after seasonal adjustment)	0.64%	0.61%	1.39%
		(0.68%)	(0.66%)	(1.57%)
	Based on household loans (after seasonal adjustment)	0.29%	0.31%	0.39%
		(0.31%)	(0.33%)	(0.43%)

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won)

Classification	1Q 2017	2016	2015
ASSETS
Cash and cash equivalents	7,984,000	7,591,324	6,644,055
Financial assets at fair value through profit or loss	4,895,765	5,650,724	5,132,657
Available-for-sale financial assets	20,138,096	20,817,583	17,170,592
Held-to-maturity financial assets	14,296,526	13,910,251	13,621,640
Loans and receivables	259,253,071	258,392,633	244,842,062
Investments in joint ventures and associates	398,941	439,012	643,861
Investment properties	364,740	358,497	351,496
Premises and equipment	2,442,308	2,458,025	2,471,206
Intangible assets and goodwill	471,686	483,739	419,806
Assets held for sale	5,496	2,342	17,904
Current tax assets	4,925	6,229	6,782
Deferred tax assets	287,540	232,007	210,597
Derivative assets	146,196	140,577	183,128
Net defined benefit assets	5,523	70,938	—
Other assets	215,192	128,846	143,286
Total assets	310,910,005	310,682,727	291,859,072
LIABILITIES
Financial liabilities at fair value through profit or loss	3,197,324	3,803,358	3,460,561
Deposits due to customers	222,386,239	221,020,411	209,141,826
Borrowings	16,866,596	18,769,515	20,033,917
Debentures	23,970,184	23,565,449	21,898,859
Provisions	384,246	428,477	516,601
Net defined benefit liability	49,561	64,666	99,691
Current tax liabilities	338,030	171,192	108,943
Deferred tax liabilities	21,509	22,023	19,379
Derivative liabilities	48,459	7,221	—
Other financial liabilities	22,765,876	21,985,086	16,964,206
Other liabilities	315,034	299,376	305,174
Total liabilities	290,343,058	290,136,774	272,549,157
EQUITY
Owners’ equity:	20,409,199	20,386,160	19,188,472
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,385,500	3,574,896	3,334,002
Capital surplus	286,331	286,331	294,259
Other equity	(1,574,489)	(1,468,025)	(1,547,303)
Retained earnings	14,930,465	14,611,566	13,726,122
Non-controlling interests	157,748	159,793	121,443
Total equity	20,566,947	20,545,953	19,309,915
Total liabilities and equity	310,910,005	310,682,727	291,859,072
Number of Consolidated Subsidiaries	73	74	71

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won, except per share amounts)

Classification	1Q 2017	1Q 2016	2016	2015
OPERATING INCOME:	879,744	556,254	1,574,206	1,351,586
Net interest income	1,262,744	1,243,661	5,019,544	4,761,900
Net fees and commissions income	274,952	231,735	937,131	976,796
Dividend income	39,828	67,318	184,510	102,923
Gain on financial instruments at fair value through profit or loss	(158,475)	(58,267)	114,387	240,342
Gain on available-for-sale financial assets	15,785	9,287	(1,035)	(3,281)
Impairment losses due to credit loss	(79,277)	(180,210)	(834,076)	(966,646)
General and administrative expenses	(754,270)	(772,443)	(3,478,476)	(3,150,387)
Other net operating income (expenses)	278,457	15,173	(367,779)	(610,061)
Non-operating income	(51,114)	9,107	(20,817)	100,360
Net income before income tax expense from continuing operations	828,630	565,361	1,553,389	1,451,946
Income tax expense from continuing operations	185,899	118,857	275,856	376,554
Net income from continuing operations	642,731	446,504	1,277,533	1,075,392
Net income from discontinued operations	—	—	—	—
Net income	642,731	446,504	1,277,533	1,075,392
Net income attributable to owners	637,473	443,292	1,261,266	1,059,157
Profit from continuing operations	637,473	443,292	1,261,266	1,059,157
Profit from discontinued operations	—	—	—	—
Net income attributable to the non-controlling interests	5,258	3,212	16,267	16,235
Profit from continuing operations	5,258	3,212	16,267	16,235
Profit from discontinued operations	—	—	—	—
Other comprehensive income (loss), net of tax	(113,152)	60,194	77,894	31,162
Items that will not be reclassified to profit or loss	(26,517)	(33,163)	34,162	(78,267)
Items that may be reclassified to profit or loss	(86,635)	93,357	43,732	109,429
Total comprehensive income	529,579	506,698	1,355,427	1,106,554
Comprehensive income attributable to the owners	531,613	500,928	1,332,614	1,094,870
Comprehensive income attributable to non-controlling interests	(2,034)	5,770	22,813	11,684
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	874	584	1,567	1,301
Diluted earnings per common share	874	584	1,567	1,301
Continuing operations
Basic earnings per common share	874	584	1,567	1,301
Diluted earnings per common share	874	584	1,567	1,301

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: millions of Won)

Classification	1Q 2017	2016	2015
ASSETS
Cash and cash equivalents	6,641,394	6,104,029	5,440,326
Financial assets at fair value through profit or loss	3,368,605	4,076,872	3,569,625
Available-for-sale financial assets	18,185,010	18,105,862	15,869,654
Held-to-maturity financial assets	14,194,265	13,792,266	13,527,452
Loans and receivables	242,048,761	241,508,048	231,083,160
Investments in subsidiaries and associates	3,807,324	3,779,169	3,730,247
Investment properties	349,723	348,393	344,892
Premises and equipment	2,328,726	2,342,280	2,341,506
Intangible assets	240,990	242,230	187,520
Assets held for sale	5,496	2,342	17,904
Current tax assets	—	—	—
Deferred tax assets	188,257	162,211	172,368
Derivative assets	146,196	140,577	183,128
Net defined benefit assets	5,523	70,938	—
Other assets	179,015	96,926	109,126
Total assets	291,689,285	290,772,143	276,576,908
LIABILITIES
Financial liabilities at fair value through profit or loss	3,187,218	3,793,479	3,448,180
Deposits due to customers	212,698,752	211,382,380	201,353,128
Borrowings	14,992,405	16,060,821	18,760,947
Debentures	18,526,134	18,166,057	17,259,749
Provisions	341,830	380,473	467,887
Net defined benefit liability	—	—	45,678
Current tax liabilities	313,523	148,672	77,190
Deferred tax liabilities	—	—	—
Derivative liabilities	21,227	7,221	—
Other financial liabilities	21,532,153	20,827,284	16,111,469
Other liabilities	154,767	153,238	163,362
Total liabilities	271,768,009	270,919,625	257,687,590
EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,385,500	3,574,896	3,334,002
Capital surplus	269,533	269,533	269,533
Other equity	113,367	138,542	106,016
Retained earnings	12,771,484	12,488,155	11,798,375
Total equity	19,921,276	19,852,518	18,889,318
Total liabilities and equity	291,689,285	290,772,143	276,576,908

Summary Statement of Comprehensive Income

(The Bank)	(unit: millions of Won, except per share amounts)

Classification	1Q 2017	1Q 2016	2016	2015
OPERATING INCOME:	782,866	445,852	1,270,501	1,090,372
Net interest income	1,053,484	1,057,550	4,222,447	4,052,479
Net fees and commissions income	244,667	213,673	842,883	856,343
Dividend income	30,507	56,158	220,015	169,009
Gain on financial instruments at fair value through profit or loss	(152,023)	(56,867)	97,225	220,282
Gain on available-for-sale financial assets	13,217	11,729	35,525	(7,960)
Impairment losses due to credit loss	(34,154)	(126,960)	(640,443)	(766,169)
General and administrative expenses	(658,689)	(685,192)	(3,115,371)	(2,846,490)
Other net non-operating income (expenses)	285,857	(24,239)	(391,780)	(587,122)
Non-operating income	(4,477)	22,855	40,144	144,635
Net income before income tax expense	778,389	468,707	1,310,645	1,235,007
Income tax expense	176,486	86,234	245,043	300,418
Net income from continuing operations	601,903	382,473	1,065,602	934,589
Net income from discontinued operations	—	—	—	—
Net income	601,903	382,473	1,065,602	934,589
Other comprehensive income (loss), net of tax	(24,571)	56,972	32,526	(8,583)
Items that will not be reclassified to profit or loss	(25,512)	(33,214)	33,191	(73,591)
Items that may be reclassified to profit or loss	941	90,186	(665)	65,008
Total comprehensive income	577,332	439,445	1,098,128	926,006
NET INCOME PER SHARE:
Basic and diluted net income per share	821	493	1,277	1,116

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	1Q 2017	2016	2015
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
1Q 2017	Deloitte Anjin LLC	Closing audit	KRW 1,786 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		—
		1H review		—
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1Q 2017	Mar. 15, 2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	Mar. 15, 2017	PCAOB and SOX Auditing	May 1, 2017 ~ April 30, 2018	KRW 1,288 million
2016	Mar. 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar. 28, 2016	PCAOB and SOX Auditing	May 1, 2016 ~ Apr. 30, 2017	KRW 1,127 million
	Mar. 23, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000
2015	May 14, 2015	Review of Japanese F/S related to Samurai bonds	May and Sep. 2015	KRW 74 million
	May 14, 2015	Issuance of GMTN-related comfort letter	May 2015	USD 110,000
	Apr. 03, 2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	Apr. 03, 2015	PCAOB and SOX Auditing	May 1, 2015~ Apr. 30, 2016	KRW 1,094 million
	Jan. 05, 2015	Issuance of GMTN-related comfort letter	Jan. 2015	USD 60,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Officer Candidates

(e)	Audit Committee Audit Committee

As of March 31, 2017

Name of Committee	Composition	Names of Members
Board of directors management committee	One standing director Five outside directors One non-standing director

Kwang-Goo Lee (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Risk management committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Kwang-Woo Choi (non-standing director)

Compensation committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Committee for recommending officer candidates	One standing director Five outside directors	Kwang-Goo Lee (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

Audit Committee	Two outside directors One standing director	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Jung-Sik Oh (standing director)

*	Three committees which had previously existed (i.e., Committee for recommending officer candidates, Committee for recommending outside director candidates, Committee for recommending audit committee member candidates) were integrated into a single committee (Committee for recommending officer candidates) through an amendment to the Articles of Incorporation at the EGM held on December 30, 2016 [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on December 30, 2016, entitled “Results of the Extraordinary General Meeting of Shareholders

2.	Affiliated Companies (as of March 31, 2017)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2017	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation(KDIC)	Largest Shareholder	Common	157,977,161	23.37	144,457,161	21.37	Note 1)
Total		Common	157,977,161	23.37	144,457,161	21.37
		Others	—	—	—	—

Note 1) As of Jan. 31, 2017, the KDIC’s equity interest in Woori Bank decreased from 157,977,161 shares of common stock to 144,457,161 shares of common stock, or 23.37% to 21.37%. [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on February 1, 2017, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank”]

b.	Changes in the largest shareholder

As of March 31, 2017	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share		Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	*	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04		Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06		Change in the share ownership ratio due to the retirement of shares
December 1, 2016	Korea Deposit Insurance Corporation	239,097,161	35.37		Sales of stakes to Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and Korea Investment & Securities
December 8, 2016	Korea Deposit Insurance Corporation	185,017,161	27.37		Sales of stakes to Kiwoom Securities and Hanwha Life Insurance
December 14, 2016	Korea Deposit Insurance Corporation	157,977,161	23.37		Sale of stake to IMM PE
January 31, 2017	Korea Deposit Insurance Corporation	144,457,161	21.37		Sale of stake to IMM PE

*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

c.	Share Ownership of More Than 5%

As of March 31, 2017		(units: shares, %)
No.	Name	Shares		Notes
		Number of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	144,457,161	21.37	—
2	National Pension Service	50,332,224	7.45	Note 1)
Employee Stock Ownership Association		29,174,933	4.32	—

Note1) Number of shares of the National Pension Service is as of 2016.12.31

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		October 2016	November 2016	December 2016	January 2017	February 2017	March 2017
Common Stock	High	12,800	12,750	13,350	13,100	13,800	13,850
	Low	11,350	12,000	12,300	12,300	13,150	13,000
	Average	12,012	12,256	12,978	12,765	13,493	13,439
Monthly Trade Volume	High	6,661,567	4,474,101	6,633,125	2,752,633	2,312,402	2,169,077
	Low	660,119	616,997	925,781	604,408	560,219	651,791
	Monthly Total	34,193,073	36,177,067	36,753,610	25,380,245	22,436,858	27,612,985

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		October 2016	November 2016	December 2016	January 2017	February 2017	March 2017
ADR	High	33.93	33.29	35.70	34.17	36.67	37.25
	Low	30.42	30.81	31.96	31.18	34.82	34.70
	Average	31.98	31.62	33.22	32.83	35.81	35.95
Won Conversion	High	38,493	38,003	42,632	39,562	42,240	42,145
	Low	34,170	36,426	37,476	37,076	40,583	39,999
	Average	35,996	36,741	39,277	38,904	40,997	40,790
Monthly Trade Volume	High	17,200	11,900	79,400	19,000	14,300	20,000
	Low	800	500	1,400	1,100	1,100	600
	Monthly Total	85,700	106,500	265,000	106,900	85,900	89,400

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of March 31, 2017			(units: shares)
Position			Name	Common Stock Owned	Expiration of Term
President & CEO	Registered	Standing	Kwang-Goo Lee	21,251	Note 1 )
Standing Member of Audit Committee	Registered	Standing	Jung-Sik Oh	-*	Note 1 )
Outside Director	Registered	Non-Standing	Sung-Tae Ro	—	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Hoon Shin	10,000	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Yong Park	—	December 30, 2018
Outside Director	Registered	Non-Standing	Zhiping Tian	—	December 30, 2018
Outside Director	Registered	Non-Standing	Dong-Woo Chang	—	December 30, 2018
Non-standing Director	Registered	Non-Standing	Kwang-Woo Choi	—	Note 2)
Executive Vice President	Non-Registered	Standing	Ki-Myung Nam	8,049	December 8, 2017
Executive Vice President	Non-Registered	Standing	Tae-Seung Sohn	17,127	December 8, 2017
Executive Vice President	Non-Registered	Standing	Won-Jai Jeong	20,582	December 8, 2017
Executive Vice President	Non-Registered	Standing	An-Ho Jang	17,448	December 8, 2017
Executive Vice President	Non-Registered	Standing	Woon-Haeng Cho	22,345	December 8, 2017
Executive Vice President	Non-Registered	Standing	Hong-Hee Kim	13,071**	December 8, 2017
Executive Vice President	Non-Registered	Standing	Kwang-Seok Kwon	8,057	December 8, 2017
Executive Vice President	Non-Registered	Standing	Jae-Hyun Cho	8,000	December 8, 2017
Executive Vice President	Non-Registered	Standing	Jung-Hoon Choi	17,330	December 3, 2017
Executive Vice President	Non-Registered	Standing	Sun-Kyu Kim	19,094	December 8, 2017
Executive Vice President	Non-Registered	Standing	Hyun-Seok Shin	12,525	December 8, 2017
Executive Vice President	Non-Registered	Standing	Seong-Il Park	12,314	December 8, 2017
Managing Director	Non-Registered	Standing	Dong-Yeon Lee	12,115	December 3, 2017
Managing Director	Non-Registered	Standing	Chai-Pong Cheong	9,925	December 8, 2018
Managing Director	Non-Registered	Standing	Chang-Jae Lee	12,188	December 8, 2018
Managing Director	Non-Registered	Standing	Yeong-Bae Kim	14,831	December 3, 2017
Managing Director	Non-Registered	Standing	Jong-In Lee	8,857	December 8, 2018
Managing Director	Non-Registered	Standing	Hyun-Poong Hong	15,860	December 8, 2018
Managing Director	Non-Registered	Standing	Gyu-Song Cho	19,303	December 3, 2017
Managing Director	Non-Registered	Standing	Jeong-Jin Heo	9,483	December 3, 2017
Managing Director	Non-Registered	Standing	Tae-Joong Ha	9,831	December 8, 2018
Managing Director	Non-Registered	Standing	Won-Duk Lee	—	December 8, 2018
Managing Director	Non-Registered	Standing	Jeong-Ki Kim	18,721	December 8, 2018
Managing Director	Non-Registered	Standing	Dae-Jin Lee	24,958	December 8, 2018

Note 1) End of Term : The end of the AGM to be held in Mar. 2019

Note 2) End of Term : The end of the AGM to be held in Mar. 2018

*	1,350 shares as of May 15, 2017
**	18,071 shares as of May 15, 2017

2.	Employee Status

As of March 31, 2017	(units: persons, millions of Won)
	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	14,971	769	—	15,740	17.1	465,679	30	Note1)

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

Note1) When excluding amount decided in2016 and paid in 2017, cumulative compensation is 382,125 million KRW (Average compensation per person is 24 million KRW)

3.	Directors’ Compensation

As of March 31, 2017	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	100	50	—
Outside Directors (excludes audit committee members)	3	52	17	—
Audit Committee Members	4	127	32	—
Total	9	279	31	—

*	Number of persons : includes the outside directors and audit committee members that resigned in 2017

(as of March 31, 2017, there are two registered directors, three outside directors and three members of the Audit Committee)

*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from the number of persons
*	Total compensation : cumulative amount paid from January to March of 2017

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of March 31, 2017	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	100,000	August 29, 2016	August 28, 2017
	Loans	200,000	August 29, 2016	August 28, 2017
	Bonds	150,041	January 4, 2012, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	25,000	March 10, 2016	March 2, 2018
	CMA	70,000	September 24, 2015	June 30, 2017
Woori Card	Loans	250,000	April 1, 2013	March 2, 2018
Woori P&S	Loans	8,300	March 7, 2011	March 8, 2021
	Loans	10,096	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: May 15, 2017	By:	/s/ Hyun Seok Shin
(Signature)

Name: Hyun Seok Shin
Title: Executive Vice President